Pembina Pipeline Corporation Reports Strong Results for the First Quarter 2024 and Raises Quarterly Common Share Dividend
All financial figures are in Canadian dollars unless otherwise noted. This news release refers to certain financial measures and ratios that are not specified, defined or determined in accordance with Generally Accepted Accounting Principles ("GAAP"), including net revenue; adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"); adjusted cash flow from operating activities; adjusted cash flow from operating activities per common share; and proportionately consolidated debt-to-adjusted EBITDA. For more information see "Non-GAAP and Other Financial Measures" herein.
CALGARY, AB, May 9, 2024 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the first quarter of 2024.
Highlights
•First Quarter Results - reported quarterly earnings of $438 million and record quarterly adjusted EBITDA of $1,044 million.
•Recent Business Updates - as previously disclosed, developments during and following the first quarter include closing the acquisition of additional interests in the Alliance Pipeline and Aux Sable (the "Alliance/Aux Sable Acquisition") on April 1, 2024, raising Pembina's 2024 adjusted EBITDA guidance range, signing long-term agreements to supply and transport up to 50,000 barrels per day of ethane to support a new petrochemical facility, approval of the expansion of Pembina Gas Infrastructure's ("PGI") Wapiti gas plant, and significant progress made on the development of the proposed Cedar LNG project.
•Common Share Dividend Increase - the board of directors declared a common share cash dividend for the second quarter of 2024 of $0.69 per share, representing an increase of 3.4 percent to be paid, subject to applicable law, on June 28, 2024, to shareholders of record on June 17, 2024.
•Strong Balance Sheet - at March 31, 2024, the ratio of proportionately consolidated debt-to-adjusted EBITDA was 3.4 times, below the low end of the Company's targeted range.
•Investor Day - at its 2024 Investor Day to be held on May 16, 2024, Pembina's officer team will provide an overview of the business and the outlook for the Company amidst transformational changes in the western Canadian energy industry.

Financial and Operational Overview

	3 Months Ended March 31
($ millions, except where noted)	2024	2023
Revenue(1)	1,540	1,618
Net revenue(1)(2)	912	936
Gross profit	730	672
Adjusted EBITDA(2)	1,044	947
Earnings	438	369
Earnings per common share – basic (dollars)	0.74	0.61
Earnings per common share – diluted (dollars)	0.73	0.61
Cash flow from operating activities	436	458
Cash flow from operating activities per common share – basic (dollars)	0.79	0.83
Adjusted cash flow from operating activities(2)	782	634
Adjusted cash flow from operating activities per common share – basic (dollars)(2)	1.42	1.15
Capital expenditures	186	137
(1)    Comparative 2023 period has been adjusted. See "Accounting Policies & Estimates - Change in Accounting Policies" in Pembina's Management's Discussion and Analysis dated May 9, 2024 for the three months ended March 31, 2024 and Note 2 to the Interim Financial Statements for the three months ended March 31, 2024.
(2)    Refer to "Non-GAAP and Other Financial Measures".
Financial and Operational Overview by Division

	3 Months Ended March 31
	2024			2023
($ millions, except where noted)	Volumes(1)	Earnings (Loss)	Adjusted EBITDA(2)	Volumes(1)	Earnings (Loss)	Adjusted EBITDA(2)
Pipelines	2,598	455	599	2,467	376	525
Facilities	805	177	310	721	135	298
Marketing & New Ventures	295	64	188	267	120	169
Corporate	—	(167)	(53)	—	(156)	(45)
Income Tax Expense	—	(91)	—	—	(106)	—
Total		438	1,044		369	947
(1)    Volumes for the Pipelines and Facilities divisions are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio. Excludes volumes through third-party processing agreements at Empress. Volumes for Marketing & New Ventures are marketed crude and NGL volumes.
(2)    Refer to "Non-GAAP and Other Financial Measures".
For further details on the Company's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's Annual Information Form for the year ended December 31, 2023 filed at www.sedarplus.ca (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
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Financial & Operational Highlights
Adjusted EBITDA
Change in First Quarter Adjusted EBITDA ($ millions)(1)(2)

(1)    Refer to "Non-GAAP and Other Financial Measures".
(2)    Comparative 2023 period has been adjusted. See "Accounting Policies & Estimates - Change in Accounting Policies" in Pembina's Management's Discussion and Analysis dated May 9, 2024 for the three months ended March 31, 2024 and Note 2 to the Interim Financial Statements for the three months ended March 31, 2024.

Pembina reported first quarter adjusted EBITDA of $1,044 million representing a $97 million or 10 percent increase over the same period in the prior year.
Pipelines reported adjusted EBITDA of $599 million for the first quarter, representing a $74 million or 14 percent increase compared to the same period in the prior year, reflecting the net impact of the following factors:
•higher revenues and volumes on the Peace Pipeline system;
•the Northern Pipeline system outage in the first quarter of 2023, which had an impact of $40 million, with no similar impacts in the first quarter of 2024;
•the reactivation of the Nipisi Pipeline; and
•higher contribution from Alliance Pipeline related to higher tolls on seasonal contracts.
Facilities reported adjusted EBITDA of $310 million for the first quarter, representing a $12 million or four percent increase over the same period in the prior year, reflecting the net impact of the following factors:
•higher volumes at the Redwater Complex and Younger compared to the first quarter of 2023, as the prior period was impacted by the Northern Pipeline system outage. The impact of the Northern Pipeline system outage was $14 million in the first quarter of 2023; and
•higher operating expenses.

Marketing & New Ventures reported adjusted EBITDA of $188 million for the first quarter, representing a $19 million or 11 percent increase compared to the same period in the prior year, reflecting the net impact of the following factors:
•higher contribution from Aux Sable due to wider frac spreads and a new third-party marketing arrangement;
•change in the provision related to financial assurances for Cedar LNG; and
•realized losses on NGL-based derivatives in the first quarter of 2024 compared to realized gains in the first quarter of 2023.
Corporate reported adjusted EBITDA of negative $53 million for the first quarter, representing an $8 million or 18 percent decrease compared to the same period in the prior year. The change over the prior period was the result of higher general and administrative costs, net of lower long-term incentive costs.
Earnings
Change in First Quarter Earnings ($ millions)

Pembina reported first quarter earnings of $438 million, representing a $69 million or 19 percent increase over the same period in the prior year.
Pipelines had earnings in the first quarter of $455 million, representing a $79 million or 21 percent increase over the prior period. Facilities had earnings in the first quarter of $177 million, representing a $42 million or 31 percent increase over the prior year. The increases in Pipelines and Facilities earnings over the prior year are largely due to the same factors impacting adjusted EBITDA, as noted above.
Marketing & New Ventures had earnings in the first quarter of $64 million representing a $56 million or 47 percent decrease over the prior year. In addition to the factors impacting adjusted EBITDA, as noted above, the change in earnings in the first quarter was due to unrealized losses on renewable power purchase agreements due to a decline in forward power prices, and on crude oil-based derivatives, compared to unrealized gains in the first quarter 2023.
In addition to the changes in earnings for each division discussed above, the increase in first quarter earnings compared to the prior period was due to lower income tax expense, partially offset by higher costs in the corporate segment, as noted above.
Cash Flow From Operating Activities
Cash flow from operating activities of $436 million for the first quarter represents a five percent decrease over the same period in the prior year. The decrease was primarily driven by higher taxes paid, due to a make-up payment for the 2023 tax year, partially offset by higher operating results, higher distributions from equity accounted investees, an increase in payments collected through contract liabilities, lower net interest paid, and the change in non-cash working capital.
On a per share (basic) basis, cash flow from operating activities was $0.79 per share for the first quarter representing a decrease of five percent compared to the same period in the prior year.
Adjusted Cash Flow From Operating Activities
Adjusted cash flow from operating activities of $782 million for the first quarter represents a 23 percent increase over the same period in the prior year. The increase was primarily driven by the same items impacting cash flow from operating activities, discussed above, excluding taxes paid and the change in non-cash working capital, combined with lower current income tax expense.
On a per share (basic) basis, adjusted cash flow from operating activities was $1.42 per share for the first quarter representing an increase of 23 percent compared to the same period in the prior year.
Volumes
Pipelines volumes of 2,598 mboe/d in the first quarter represent a five percent increase compared to the same period in the prior year. The increase was primarily due to higher volumes on the Peace Pipeline system resulting from earlier recognition of take-or-pay deferred revenue and the impact of the Northern Pipeline system outage in the first quarter of 2023, combined with the reactivation of the Nipisi Pipeline. In the first quarter of 2023, the impact of the Northern Pipeline system outage on Pipelines volumes was approximately 62 mbbls/d.
Facilities volumes of 805 mboe/d in the first quarter represent a 12 percent increase compared to the same period in the prior year. The increase was primarily due to higher volumes at the Redwater Complex and Younger, as the first quarter of 2023 was impacted by the Northern Pipeline system outage, combined with higher interruptible volumes on certain PGI assets. In the first quarter of 2023, the impact of the Northern Pipeline system outage on Facilities volumes was approximately 70 mboe/d at the Redwater Complex and Younger.

Crude oil sales volumes of 80 mboe/d in the first quarter represent a 10 percent increase compared to the same period in the prior year, primarily due to higher blending opportunities compared to the first quarter of 2023, which was impacted by the Northern Pipeline system outage.
NGL sales volumes of 215 mboe/d in the first quarter represent an 11 percent increase compared to the same period in the prior year, primarily due to higher ethane and butane sales as the first quarter of 2023 was impacted by lower supply volumes from the Redwater Complex following the Northern Pipeline system outage.
Quarterly Common Share Dividend
Pembina's board of directors has declared a common share cash dividend for the second quarter of 2024 of $0.69 per share, representing an increase of 3.4 percent, to be paid, subject to applicable law, on June 28, 2024, to shareholders of record on June 17, 2024. The common share dividends are designated as "eligible dividends" for Canadian income tax purposes. For non-resident shareholders, Pembina's common share dividends should be considered "qualified dividends" and may be subject to Canadian withholding tax.
For shareholders receiving their common share dividends in U.S. funds, the cash dividend is expected to be approximately US$0.5024 per share (before deduction of any applicable Canadian withholding tax) based on a currency exchange rate of 0.7281. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.
Quarterly dividend payments are expected to be made on the last business day of March, June, September and December to shareholders of record on the 15th day of the corresponding month, if, as and when declared by the board of directors. Should the record date fall on a weekend or on a statutory holiday, the record date will be the next succeeding business day following the weekend or statutory holiday.
Executive Overview
Strong first quarter results, including record quarterly adjusted EBITDA, have provided an encouraging start to 2024 and our outlook for the business has been further bolstered by notable commercial successes and industry developments.
On April 1, 2024, we announced the completion of the Alliance/Aux Sable Acquisition. We are excited to further enhance our business by increasing our ownership in these unique and world class assets. The Alliance/Aux Sable Acquisition aligns with Pembina's strategy by growing and strengthening our existing franchise and providing greater exposure to resilient end-use markets and lighter hydrocarbons.
In conjunction with the acquisition closing, Pembina updated its 2024 adjusted EBITDA guidance range to $4.05 billion to $4.30 billion (previously $3.725 to $4.025 billion). Relative to the previous guidance range, the revised outlook for 2024 primarily reflects the incremental contribution from increased ownership of Alliance and Aux Sable, as well as a stronger outlook in the marketing business.
Further, we are pleased today to announce an increase in the quarterly common share cash dividend of 3.4 percent. The increase reflects the continued growth of Pembina's fee-based business, which is benefiting from rising volumes and increasing utilization across many of its assets in the Western Canadian Sedimentary Basin ("WCSB").
As previously announced, during the first quarter, Pembina entered into long-term agreements with Dow Chemical Canada ("Dow") to supply and transport up to 50,000 barrels per day of ethane to support the recently announced construction of a new integrated ethylene cracker and derivatives facility in Fort Saskatchewan (the "Path2Zero Project"). The Path2Zero project is an important development for the industry, representing a significant increase to the current ethane market in Alberta. Given Pembina's existing leading ethane supply and transportation business and extensive and integrated value chain, there are multiple opportunities for the Company to benefit from this new development, through both the existing asset base and new investment opportunities.
Finally, Pembina recently announced significant achievements in the development of the proposed Cedar LNG project, including securing long-term commercial agreements and issuing a notice to proceed to its engineering, procurement, and construction contractors. Following these critical milestones Cedar LNG and Pembina's partner, the Haisla Nation, have commenced their respective financing processes, in advance of a final investment decision, which is expected by June 2024.
In addition to LNG developments on Canada's West Coast and the continued growth of Alberta's petrochemical industry, the western Canadian energy industry has been readying itself for the completion of the Trans Mountain pipeline expansion, which is bringing new egress capacity for Canadian oil producers and is expected to result in incremental condensate demand. Together, these transformational developments are expected to drive growing volumes across the WCSB.
At our upcoming Investor Day on May 16, 2024, we look forward to providing an overview of Pembina's business, and the outlook for the Company amidst transformational changes in the western Canadian energy industry.
Projects and New Developments(1)
Pipelines
•The Phase VIII Peace Pipeline expansion will enable segregated pipeline service for ethane-plus and propane-plus NGL mix from Gordondale, Alberta, which is centrally located within the Montney trend, into the Edmonton area for market delivery. The project includes new 10-inch and 16-inch pipelines, totaling approximately 150 kilometres, in the Gordondale to La Glace corridor of Alberta, as well as new mid-point pump stations and terminal upgrades located throughout the Peace Pipeline system. Phase VIII will add approximately 235,000 bpd of incremental capacity between Gordondale, Alberta and La Glace, Alberta, as well as approximately 65,000 bpd of capacity between La Glace, Alberta and the Namao hub near Edmonton, Alberta. As previously disclosed, the estimated project cost was revised lower to $430 million, compared to the original budget of $530 million. The revised cost reflects highly effective project management and execution, favourable weather conditions and productive contractor relationships. The project is trending on time, with all pump stations and pipeline construction completed as of the end of the first quarter of 2024. Pipeline and facility commissioning is currently underway and start-up is expected in the second quarter of 2024.
•The NEBC MPS Expansion includes a new mid-point pump station, terminal upgrades, and additional storage, which will support approximately 40,000 bpd of incremental capacity on the NEBC Pipeline system. This expansion is expected to cost $90 million and will fulfill customer demand in light of growing production volumes from NEBC and previously announced long-term midstream service agreements with three premier NEBC Montney producers. The project is trending on time and on budget and is expected to enter service in the fourth quarter of 2024. Additionally, Pembina continues to evaluate further expansions to support volume growth in northeastern British Columbia, including new pipelines and terminal upgrades on the NEBC Pipeline and downstream systems between Taylor, British Columbia and Gordondale, Alberta. On April 23, 2024, Pembina filed its project application with the Canada Energy Regulator.
Facilities
•Pembina is constructing a new 55,000 bpd propane-plus fractionator ("RFS IV") at its existing Redwater fractionation and storage complex (the "Redwater Complex"). RFS IV is expected to cost approximately $460 million and will leverage the design, engineering and operating best practices of its existing facilities. The project includes additional rail loading capacity at the Redwater Complex. Subject to regulatory and environmental approvals, RFS IV is expected to be in-service in the first half of 2026 and is currently trending on time and on budget. With the addition of RFS IV, the fractionation capacity at the Redwater Complex will total 256,000 bpd. Site clearing activities have been completed, engineering and procurement activities continue, and site construction is expected to begin in the second quarter of 2024.
•As previously disclosed, during the quarter PGI approved an expansion (the "Wapiti Expansion") that will increase natural gas processing capacity at the Wapiti Plant by 115 mmcf/d (gross to PGI). The Wapiti Plant is fully integrated into Pembina’s value chain and the liquids processed at the plant are transported on the Peace Pipeline system. The Wapiti Expansion is being driven by strong customer demand supported by growing Montney production and will be fully underpinned by long-term, take-or-pay contracts. The Wapiti Expansion, which includes a new sales gas pipeline and other related infrastructure, is expected to cost $230 million ($140 million net to Pembina) with an estimated in-service date in the first half of 2026, subject to regulatory and environmental approval.
•PGI is developing a 28 MW cogeneration facility at its K3 Plant (the "K3 Cogeneration Facility"), which is expected to cost $115 million ($70 million net to Pembina). The K3 Cogeneration Facility is expected to reduce overall operating costs by providing power and heat to the gas processing facility, while reducing customers’ exposure to power prices. The K3 Cogeneration Facility is expected to fully supply the K3 Plant's power requirements, with excess power sold to the grid at market rates. Further, the K3 Cogeneration Facility is expected to contribute to a reduction in annual emissions compliance costs at the

K3 Plant through the utilization of the cogeneration waste heat and the low-emission power generated and is expected to be in-service in the first half of 2026.
Marketing & New Ventures
•Pembina has formed a partnership with the Haisla Nation ("Cedar LNG") to develop the Cedar LNG project (the "Cedar LNG Project") a proposed 3.3 million tonne per annum ("mtpa") floating liquified natural gas ("LNG") facility in Kitimat, British Columbia, within the traditional territory of the Haisla Nation. The Cedar LNG Project will provide a valuable outlet for WCSB natural gas to access global markets and is expected to achieve higher prices for Canadian producers, contribute to lower overall global emissions, and enhance global energy security. Given it will be a floating LNG facility, manufactured in the controlled conditions of a shipyard, it is expected that the Cedar LNG Project will have lower construction and execution risk. Further, powered by BC Hydro, the Cedar LNG Project is expected to be one of the lowest emissions LNG facilities in the world.
Cedar LNG has secured a 20-year take-or-pay, fixed toll contract with ARC Resources for 1.5 mtpa of LNG. As part of the agreement, ARC Resources will supply Cedar LNG approximately 200 million cubic feet per day of natural gas via the Coastal GasLink pipeline from its production base in the Montney. Pembina has also entered into an identical bridging agreement with Cedar LNG for 1.5 mtpa of capacity. Commercial negotiations with multiple other potential customers continue to progress as Pembina plans to assign its capacity to a third-party following a positive final investment decision.
Following the finalization of the commercial tolling agreements and in order to maintain schedule, Cedar LNG issued a notice to proceed to Samsung Heavy Industries and Black & Veatch to continue the engineering, procurement, and construction for the design, fabrication and delivery of the floating LNG production unit. Cedar LNG has obtained a detailed Class III level capital cost estimate of approximately US$3.4 billion (gross), including US$2.3 billion (gross), or approximately 70 percent, for the floating LNG production unit, which is being constructed under a fixed-price, lump-sum agreement, and US$1.1 billion (gross) related to onshore infrastructure, owner’s costs, commissioning and start-up costs, financial assurances during construction, and other costs. The total project cost, including US$0.6 billion (gross) of interest during construction and transaction costs, is expected to be approximately US$4.0 billion (gross).
Significant milestones have been completed to date and Cedar LNG is continuing to progress towards a final investment decision by June 2024, with an anticipated in-service date in late 2028.
•Pembina and TC Energy Corporation ("TC Energy") have formed a partnership to develop the Alberta Carbon Grid ("ACG"), a carbon transportation and sequestration platform. ACG is developing the Industrial Heartland project, which will have the potential to transport and store up to ten million tonnes of carbon dioxide annually. ACG completed the appraisal well drilling, logging and testing in December 2023. Preliminary data was consistent with ACG’s storage capacity expectations and further work is underway to confirm the initial results. Throughout 2024, ACG will continue to progress commercial conversations, refine the project scope, and advance project engineering, including facility design and work on the pipeline routing.
First Quarter 2024 Conference Call & Webcast
Pembina will host a conference call on Friday, May 10, 2024, at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss results for the first quarter of 2024. The conference call dial-in numbers for Canada and the U.S. are 1-416-764-8624 or 1-888-259-6580. A recording of the conference call will be available for replay until Friday, May 17, 2024, at 11:59 p.m. ET. To access the replay, please dial either 1-416-764-8692 or 1-877-674-7070 and enter the password 883110 #.
A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre/ Presentation & Events, or by entering:
https://events.q4inc.com/attendee/415220818 in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.
Annual Meeting of Common Shareholders
The Company will hold its Annual Meeting of Common Shareholders ("AGM") on Friday, May 10, 2024, at 2:00 p.m. MT (4:00 p.m. ET). The AGM will be held as a virtual-only meeting, which will be conducted via live webcast at https://web.lumiagm.com/#/463355766. Participants are recommended to register for the virtual webcast at least 10 minutes before the presentation start time. For further information on Pembina's virtual AGM, kindly visit www.pembina.com/investors/presentations-events.
2024 Investor Day
Pembina will hold an Investor Day on Thursday, May 16, 2024, in Toronto, Ontario at 6:30 a.m. MT (8:30 a.m. ET). A live webcast of the event will be available on Pembina's website at www.pembina.com under Investor Centre/Presentations & Events. For institutional investors interested in attending the event, please email investor-relations@pembina.com to request an invitation.
About Pembina
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for 70 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.
Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements and Information
This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "protect", "plan", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.
In particular, this news release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: future pipeline, processing, fractionation and storage facility and system operations and throughput levels; Pembina's strategy and the development of new business initiatives and growth opportunities, including the anticipated benefits therefrom and the expected timing thereof; expectations about industry activities and development opportunities, as well as the anticipated benefits thereof, including operating segment and general market conditions outlooks and industry developments for 2024 and thereafter; expectations about future demand for Pembina's infrastructure and services, including expectations in respect of customer contracts, future volume growth in the WCSB, increased utilization and future tolls and volumes; expectations relating to the development of Pembina's new projects and developments, including the Phase VIII Peace Pipeline expansion, the Cedar LNG project, RFS IV, ACG, the NEBC MPS Expansion, the Wapiti Expansion and the K3 Cogeneration Facility, including the timing and anticipated benefits thereof; expectations relating to the development and anticipated benefits of the Path2Zero Project; Pembina's previously announced 2024 adjusted EBITDA guidance range, and future revisions thereto; Pembina's future common share dividends, including the timing, amount and expected tax treatment thereof; planning, construction, locations, capital expenditure estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, contractual arrangements, completion and in-service dates, rights, sources of product, activities, benefits and operations with respect to new construction of, or expansions on existing pipelines, systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of Pembina's new projects on its future financial performance; expectations regarding Pembina's financial strength and condition; expectations regarding commercial agreements, including the expected timing and benefit thereof; statements and expectations related to Pembina's commitment to, and the effectiveness and impact of, its sustainability initiatives; and the impact of current and expected market conditions on Pembina.
The forward-looking statements are based on certain factors and assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations; prevailing commodity prices, interest rates, carbon prices, tax rates, exchange rates and inflation rates; the ability of Pembina to maintain current credit ratings; the availability and cost of capital to fund future capital requirements relating to existing assets, projects and the repayment or refinancing of existing debt as it becomes due; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; assumptions with respect to our intention to complete share repurchases, including the funding thereof, existing and future market conditions, including with respect to Pembina's common share trading price, and compliance with respect to applicable securities laws and regulations and stock exchange policies; that any required commercial agreements can be reached in the manner and on the terms expected by Pembina; that all required regulatory and environmental approvals can be obtained on the necessary terms and in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant projects; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).
Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; reliance on key relationships, joint venture partners and agreements; labour and material shortages; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities, including changes in tax laws and treatment, changes in royalty rates, changes in regulatory processes or increased environmental regulation; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; Pembina's ability to realize the anticipated benefits of the Alliance/Aux Sable Acquisition; fluctuations in operating results; adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation, commodity prices, supply/demand trends and overall industry activity levels; constraints on the, or the unavailability of, adequate supplies, infrastructure or labour; the political environment in North American and elsewhere, and public opinion; the ability to access various sources of debt and equity capital; adverse changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks detailed in Pembina's Annual Information Form and Management's Discussion and Analysis, each dated February 22, 2024 for the year ended December 31, 2023 and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected by forward-looking statements contained herein. The forward-looking statements contained in this news release speak only as of the date of this news release. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Management approved the updated 2024 adjusted EBITDA guidance contained herein on April 1, 2024. The purpose of the updated 2024 adjusted EBITDA guidance is to assist readers in understanding Pembina's expected and targeted financial results, and this information may not be appropriate for other purposes. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Non-GAAP and Other Financial Measures
Throughout this news release, Pembina has disclosed certain financial measures and ratios that are not specified, defined or determined in accordance with GAAP and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. Non-GAAP ratios are financial measures that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components. These non-GAAP financial measures and non-GAAP ratios, together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.
In this news release, Pembina has disclosed the following non-GAAP financial measures and non-GAAP ratios: net revenue, adjusted EBITDA, adjusted EBITDA from equity accounted investees, adjusted EBITDA per common share, adjusted cash flow from operating activities, adjusted cash flow from operating activities per common share, and proportionately consolidated debt-to-adjusted EBITDA. The non-GAAP financial measures and non-GAAP ratios disclosed in this news release do not have any standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar financial measures or ratios disclosed by other issuers. Such financial measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to, measures and ratios of Pembina's financial performance, or cash flows specified, defined or determined in accordance with IFRS, including revenue, earnings, cash flow from operating activities and cash flow from operating activities per share.
Except as otherwise described herein, these non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.
Below is a description of each non-GAAP financial measure and non-GAAP ratio disclosed in this news release, together with, as applicable, disclosure of the most directly comparable financial measure that is determined in accordance with GAAP to which each non-GAAP financial measure relates and a quantitative reconciliation of each non-GAAP financial measure to such directly comparable GAAP financial measure. Additional information relating to such non-GAAP financial measures and non-GAAP ratios, including disclosure of the composition of each non-GAAP financial measure and non-GAAP ratio, an explanation of how each non-GAAP financial measure and non-GAAP ratio provides useful information to investors and the additional purposes, if any, for which management uses each non-GAAP financial measure and non-GAAP ratio; an explanation of the reason for any change in the label or composition of each non-GAAP financial measure and non-GAAP ratio from what was previously disclosed; and a description of any significant difference between forward-looking non-GAAP financial measures and the equivalent historical non-GAAP financial measures, is contained in the "Non-GAAP & Other Financial Measures" section of the management's discussion and analysis of Pembina dated February 22, 2024 for the year ended December 31, 2023 (the "MD&A"), which information is incorporated by reference in this news release. The MD&A is available on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and Pembina's website at www.pembina.com.
Net Revenue
Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods. The most directly comparable financial measure to net revenue that is determined in accordance with GAAP and disclosed in Pembina's financial statements is revenue.

3 Months Ended March 31	Pipelines		Facilities		Marketing & New Ventures(1)		Corporate & Inter-segment Eliminations		Total(1)
($ millions)
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Revenue	688	628	231	208	800	879	(179)	(97)	1,540	1,618
Cost of goods sold	11	—	—	—	751	740	(134)	(58)	628	682
Net revenue	677	628	231	208	49	139	(45)	(39)	912	936
(1)    Comparative 2023 period has been adjusted. See "Accounting Policies & Estimates - Change in Accounting Policies" in Pembina's Management's Discussion and Analysis dated May 9, 2024 for the three months ended March 31, 2024 and Note 2 to the Interim Financial Statements for the three months ended March 31, 2024.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization
Adjusted EBITDA is a non-GAAP financial measure and is calculated as earnings before net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses from derivative instruments. The exclusion of unrealized gains or losses from derivative instruments eliminates the non-cash impact of such gains or losses.
Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations.
Adjusted EBITDA per common share is a non-GAAP ratio which is calculated by dividing adjusted EBITDA by the weighted average number of common shares outstanding.

3 Months Ended March 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions, except per share amounts)
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Earnings (loss)	455	376	177	135	64	120	(167)	(156)	438	369
Income tax expense	—	—	—	—	—	—	—	—	91	106
Adjustments to share of profit from equity accounted investees and other	44	44	100	127	7	5	—	—	151	176
Net finance cost	6	7	2	2	2	1	98	101	108	111
Depreciation and amortization	95	99	33	34	15	12	13	10	156	155
Unrealized loss from derivative instruments	—	—	—	—	102	34	—	—	102	34
Gain on disposal of assets and non-cash provisions	(1)	(1)	(2)	—	(2)	(3)	3	—	(2)	(4)
Adjusted EBITDA	599	525	310	298	188	169	(53)	(45)	1,044	947
Adjusted EBITDA per common share – basic (dollars)									1.90	1.72

2024 Adjusted EBITDA Guidance
The equivalent historical non-GAAP financial measure to 2024 adjusted EBITDA guidance is adjusted EBITDA for the year ended December 31, 2023.

12 Months Ended December 31, 2023	Pipelines	Facilities	Marketing & New Ventures	Corporate & Inter-segment Eliminations	Total
($ millions, except per share amounts)
Earnings (loss)	1,840	610	435	(696)	1,776
Income tax expense	—	—	—	—	413
Adjustments to share of profit from equity accounted investees and other	172	438	84	—	694
Net finance costs	28	9	4	425	466
Depreciation and amortization	414	159	46	44	663
Unrealized loss from derivative instruments	—	—	32	—	32
Impairment reversal	(231)	—	—	—	(231)
Transaction costs incurred in respect of acquisitions, gain on disposal of assets and non-cash provisions	11	(3)	(4)	7	11
Adjusted EBITDA	2,234	1,213	597	(220)	3,824
Adjusted EBITDA per common share – basic (dollars)					6.95

Adjusted EBITDA from Equity Accounted Investees
In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Net earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". The adjustments made to earnings, in adjusted EBITDA above, are also made to share of profit from investments in equity accounted investees.

Cash contributions and distributions from investments in equity accounted investees represent Pembina's share paid and received in the period to and from the investments in equity accounted investees.
To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the investments in equity accounted investees. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA.

3 Months Ended March 31	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2024	2023	2024	2023	2024	2023	2024	2023
Share of profit (loss) from equity accounted investees	43	35	75	48	33	(1)	151	82
Adjustments to share of profit from equity accounted investees:
Net finance costs	6	5	27	53	—	—	33	58
Income tax expense	—	1	23	13	—	—	23	14
Depreciation and amortization	38	38	49	55	7	5	94	98
Transaction costs incurred in respect of acquisitions and non-cash provisions	—	—	1	6	—	—	1	6
Total adjustments to share of profit from equity accounted investees	44	44	100	127	7	5	151	176
Adjusted EBITDA from equity accounted investees	87	79	175	175	40	4	302	258
Adjusted Cash Flow from Operating Activities and Adjusted Cash Flow from Operating Activities per Common Share
Adjusted cash flow from operating activities is a non-GAAP financial measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current tax and share-based compensation payment, and deducting preferred share dividends paid. Adjusted cash flow from operating activities deducts preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based compensation payment as it allows management to better assess the obligations discussed below.
Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments.
Adjusted cash flow from operating activities per common share is a non-GAAP ratio which is calculated by dividing adjusted cash flow from operating activities by the weighted average number of common shares outstanding.

	3 Months Ended March 31
($ millions, except per share amounts)	2024	2023
Cash flow from operating activities	436	458
Cash flow from operating activities per common share – basic (dollars)	0.79	0.83
Add (deduct):
Change in non-cash operating working capital	188	199
Current tax expense	(76)	(99)
Taxes paid, net of foreign exchange	199	47
Accrued share-based payment expense	(20)	(20)
Share-based compensation payment	86	77
Preferred share dividends paid	(31)	(28)
Adjusted cash flow from operating activities	782	634
Adjusted cash flow from operating activities per common share – basic (dollars)	1.42	1.15
Proportionately Consolidated Debt-to-Adjusted EBITDA
Proportionately Consolidated Debt-to-Adjusted EBITDA is a non-GAAP ratio that management believes is useful to investors and other users of Pembina’s financial information in the evaluation of the Company’s debt levels and creditworthiness.

	12 Months Ended
($ millions, except as noted)	March 31, 2024	December 31, 2023
Loans and borrowings (current)	550	650
Loans and borrowings (non-current)	10,053	9,253
Loans and borrowings of equity accounted investees	2,841	2,805
Proportionately consolidated debt	13,444	12,708
Adjusted EBITDA	3,921	3,824
Proportionately consolidated debt-to-adjusted EBITDA (times)	—	3.3

($ millions)	12 Months Ended March 31, 2024	3 Months Ended March 31, 2024	12 Months Ended December 31, 2023	3 Months Ended March 31, 2023
Earnings before income tax	2,243	529	2,189	475
Adjustments to share of profit from equity accounted investees and other	669	151	694	176
Net finance costs	463	108	466	111
Depreciation and amortization	664	156	663	155
Unrealized loss on derivative instruments	100	102	32	34
Gain on asset disposal	2	(2)	—	(4)
Transaction costs incurred in respect of acquisitions, transformation and restructuring costs, contract dispute settlement, (gain) loss on disposal of assets and non-cash provisions	11	—	11	—
Impairment reversal	(231)	—	(231)	—
Adjusted EBITDA	3,921	1,044	3,824	947
	=A+B-C	A	B	C
For further information:
Investor Relations
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com